Cocrystal Pharma, Inc.

1860 Montreal Road

Tucker, Georgia 30084

October 12, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Cocrystal Pharma, Inc.
Information Statement on Schedule 14C
Filed October 4, 2017
File No. 000-55158

Dear Ms. Paik:

Please find our response to the comment received from you in your letter dated October 10, 2017 related to the Information Statement on Schedule 14C (the “14C”) for Cocrystal Pharma, Inc. (the “Company”) filed October 4, 2017. We have reproduced your comment below.

Amendment to the Certificate of Incorporation to Effect a Reverse Stock Split

Effects of the Reverse Stock Split, page 4

1. We note your disclosure on page 5 that the overall effect of your proposed reverse stock split will be an increase in authorized but unissued shares of your common stock. We also note that you filed a shelf registration statement on Form S-3 on September 26, 2017 registering the offering and sale of $150 million in securities, including common stock. Please disclose any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.

Response to Comment No. 1:

In response to the staff’s comment, the Company proposes the following additional disclosure below (in bold and underlined for the staff’s convenience):

Because the number of authorized shares of our common stock will not be reduced, an overall effect of the Reverse Stock Split of the outstanding common stock will be an increase in authorized but unissued shares of our common stock. These shares may be issued by our Board in its sole discretion. See “Anti-Takeover Effects of the Reverse Stock Split” below. Although the Company has no specific plans for the issuance of the common stock which would become newly available as a result of the reverse stock split, it anticipates raising capital in the near future in order to fund its operations. The Company continues to engage in preliminary discussions with potential investors and broker-dealers but no terms have been agreed upon. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of our common stock.

Securities and Exchange Commission

October 12, 2017

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian Bernstein, the Company’s legal counsel, at 561-471-3516, bbernstein@nasonyeager.com.

Sincerely yours,

/s/ James Martin
James Martin, Chief Financial Officer